UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Further to the notice of inside information of 19 November 2021, with registration number 1182, relating to the execution of the first tranche of the buyback programme of own shares approved by the Board of Directors of BBVA (the “First Tranche”), and pursuant to article 5 of Regulation (EU) no. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and to articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, BBVA informs –on the basis of the information received from J.P. Morgan AG as the First Tranche manager– that it has carried out the following transactions over BBVA shares in execution of the First Tranche between 3 and 7 January 2022 (both inclusive):

Date	Security	Transaction	Trading Venue	Number of Shares	Weighted average price €
03/01/2022	BBVA. MC	Purchase	XMAD	2.773.078	5,2683
03/01/2022			CEUX
03/01/2022			TQEX
03/01/2022			AQEU
04/01/2022	BBVA. MC	Purchase	XMAD	265.378	5,3155
04/01/2022			CEUX
04/01/2022			TQEX
04/01/2022			AQEU
05/01/2022	BBVA. MC	Purchase	XMAD	992.056	5,3945
05/01/2022			CEUX
05/01/2022			TQEX
05/01/2022			AQEU
06/01/2022	BBVA. MC	Purchase	XMAD	2.392.432	5,3851
06/01/2022			CEUX
06/01/2022			TQEX
06/01/2022			AQEU
07/01/2022	BBVA. MC	Purchase	XMAD	283.532	5,4780
07/01/2022			CEUX
07/01/2022			TQEX
07/01/2022			AQEU
			TOTAL	6.706.476

Issuer name: Banco Bilbao Vizcaya Argentaria, S.A. - LEI K8MS7FD7N5Z2WQ51AZ71

ISIN Code of the ordinary shares of BBVA: ES0113211835

Detailed information regarding the transactions carried out within the referred period is attached as Annex I.

Madrid, 10 January 2022

ANNEX 1

Detailed information on each of the transactions carried out in execution of the First Tranche between 3 and 7 January 2022 (both inclusive)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: January 10, 2022
By: /s/ Antonio Borraz Peralta

Name: Antonio Borraz Peralta
Title: Assets and Liabilities Management Director